BARNETT & LINN
ATTORNEYS AT LAW

60 Kavenish Drive, Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT	Telephone: 442-599-1299
Attorney/Principal	wbarnett@wbarnettlaw.com

September 29, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Andi Carpenter, Staff Accountant
Anne McConnell, Staff Accountant
Bradley Ecker, Staff Attorney
Sherry Haywood, Staff Attorney

Re:	Rubber Leaf Inc (“Registrant” and/or “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed on November 15, 2021
File No. 333-261070

Gentlepersons:

The Registrant hereby files its Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”). The Amendment No. 3 has been revised in accordance with the Commission’s comment letter dated August 25, 2022 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 3 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Prospectus Summary, page 1

1.	Please revise your disclosure to remove the exclusion of Hong Kong and Macau from the definition of China and the PRC.

In response to your comment, we have removed the exclusion of Hong Kong and Macau from the definition of China and the PRC.

SEC

Rubber Leaf Inc

September 29, 2022

2.	We note your response to our prior comment 7. Please include disclosure in your prospectus summary to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiary, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company and U.S. investors as well as the ability to settle amounts owed under your agreements.

In response to your comment, we have added disclosures under the heading “Transfer of Cash to and From our Subsidiary” in our prospectus summary section on page 6. We have disclosed a section under “TAXATION” on page 46 for the summary of material PRC and U.S. federal income tax consequences of an investment in our common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

3.	Please revise your disclosures related to results of operations to correct and clarify the following:

●	You disclose gross profit and gross profit margin decreased during the current interim period; however, it appears gross profit and gross profit margin actually increased from negative amounts to positive during the current interim period relative to the comparable interim period;
●	You disclose the increase in selling expenses during the current interim period was mainly due to the increase in sales in indirect supply; however, it appears sales in indirect supply actually decreased during the current interim period relative to the comparable interim period; and
●	You disclose total gross profit margin for the year ended 12/31/20 was (119%); however, it appears the total gross profit margin during FY 2020 was actually 8%.

In response to your comment, we have revised our disclosures related to results of operations to correct and clarify above statements in our Amendment No. 3.

Financial Statements

General, page F-1

4.	Please provide updated interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

In response to your comment, we have updated the financial statements and related disclosures as required by Rule 8-08 Regulation S-X for the periods ended June 30, 2022 and 2021, in the Amendment No. 3.

Report of Independent Registered Public Accounting Firm, page F-3

5.	Please have your independent registered public accounting firm revise the first paragraph of their report to clarify that the financial statements, including the related notes, identified and collectively referred to in the report as the financial statements, were audited. Refer to PCAOB Auditing Standard 3101.08.d.

In response to your comment, our independent registered public accounting firm, Simon & Edward, LLP has revised their statement in the report.

6.	Please have your independent registered public accounting firm revise their report to conform to PCAOB Auditing Standard 2415.13. In this regard, their report should indicate their conclusion regarding the company’s ability to continue as a going concern rather than referring to the company’s conclusion. Also, please have your auditor revise their report to refer to the correct going concern footnote, which appears to be Note 2.

In response to your comment, our independent registered public accounting firm, Simon & Edward, LLP has revised their statement in the report.

SEC

Rubber Leaf Inc

September 29, 2022

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

7.	Please revise your accounting policy to more clearly disclose the following:

●	Revise your disclosures to clarify when control is transferred to customers and when your performance obligation is satisfied under Model A as required by ASC 606-10- 50-12; and

In response to your comment, we have revised the disclosures of Model A to disclose our accounting policy under Revenue Recognition on page F-9.

●	As disclosed in your response to prior comment 15 and only if extent accurate, revise your disclosures to clarify that control is transferred and your performance obligation is satisfied under Model B when products are delivered to Xinsen Group’s customers as required by ASC 606-10-50-12.

In response to your comment, we have revised the disclosures of Model B to disclose our accounting policy under Revenue Recognition on page F-9.

Note 8 - Related Party Transactions, page F-15

8.	Please revise your disclosures to more fully address the following:

●	In regard to related party purchases from Vendor C, explain why the amounts of related party advances to this vendor as of each balance sheet date significantly exceed the amounts of purchases from this vendor during the periods presented here and under liquidity in MD&A. In this regard, we note the related party advance to this vendor as of March 31, 2022 exceeds the total amount of purchases from this vendor during the three months ended March 31, 2022 and the two years ended December 31, 2021 and may be more akin to a related party loan to the vendor;

In response to your comment:

On November 30 2020, RLSP advanced RMB 15 million or USD$2,298,851 deposit (the “Deposit”) to Shanghai Yongliansen Import and Export Trading Company (“Yongliansen” or “Vendor C”) in order to lock-down our premium customer position among all customers of Yongliansen and maintain a long-term business relationship. The Deposit bears no interest and due on demand. Due to less procurement of raw materials made from Yongliansen in 2022 and will be made for the remaining year as planned,  we have requested Yongliansen to refund the RMB 15 million ($2,239,441 as of June 30, 2022), who agreed to fully refund us by December 31, 2022. Moreover, we reclassified the RMB 15 million from “Advanced to vendors – related parties” to “Deposit to vendor – related party” in the Amendment No. 3 to reflect the business substance.

●	In regard to related party purchases from Vendor B, explain why the amounts of related party accounts payable to this vendor as of each balance sheet date significantly exceed the amounts of purchases from this vendor during the periods presented here and under liquidity in MD&A. In this regard, we note the related party accounts payable to this vendor as of March 31, 2022 significantly exceeds the total amount of purchases from this vendor during the three months ended March 31, 2022 and the two years ended December 31, 2021 and may be more akin to a related party loan from the vendor;

In response to your comment:

As of June 30, 2022, the accounts payable due to Shanghai Huaxin Economic and Trade Co., Ltd. (“Shanghai Huaxin” or “Vendor B”) was $6,835,124.

Vendor B	Account Payable Amount (USD)	Account Payable Amount (RMB)
Balance as of December 31, 2020	$5,150,325	￥	33,605,871
+ Purchase	2,410,118		15,512,243
- Payment	(184,394)		(1,186,816)
Exchange rate impact	169,691		-
Balance as of December 31, 2021	$7,545,740		47,931,298
+ Purchase	6,348		41,245
- Payment	(337,078)		(2,190,200)
Exchange rate impact	(379,886)		-
Balance as of June 30, 2022	$6,835,124	￥	45,782,343

SEC

Rubber Leaf Inc

September 29, 2022

Shanghai Huaxin is currently still under internal restructure; the management of Shanghai Huaxin has advised us to postpone payment until their further instruction since year 2020. On December 25, 2021, RLSP signed a Payment Extension Agreement with Shanghai Huaxin regarding the outstanding accounts payable balance, which was amended on August 14, 2022. Under the amended Payment Extension Agreement, RLSP and Shanghai Huaxin both agreed that the $6,835,124 accounts payable as of June 30, 2022 shall be paid based on the payment schedule below. Accordingly, $5,342,163 out of $6,835,124 was reported under “Long-term amounts payable – related party”.

Amount
On or before September 30, 2022	$447,888
On or before December 31, 2022	298,592
On or before March 31, 2023	298,592
On or before June 30, 2023	447,888
On or before September 30, 2023	1,492,961
One or before December 31, 2023	3,849,202
Total balance as of June 30, 2022	$6,835,124

We have also added above disclosures under “Note 8 – Related Party Transactions” section on page F-15.

●	In regard to related party sales to the Xinsen Group, disclose the number of ultimate customers that Xinsen Group sells your products to. To the extent Xinsen Group sells your products to a limited number of ultimate customers, it appears it would be appropriate to identify and disclose them as significant customers since they materially impact your business. Also, based on your disclosures on page F-9 that payment terms for customers do not exceed 2 months, explain the reason for the significant deterioration in the ageing of related party accounts receivable here and under liquidity in MD&A. In this regard, we note the related party accounts receivable balance as of March 31, 2022 significantly exceeds the amount of related party sales during the three months ended March 31, 2022 and may be more akin to a related party loan; and

In response to your comment:

1). Currently, our related party sales to Xinsen Group are only sold to Shanghai Xinsen. Shanghai Xinsen sold our products to two of their customers, Shanghai Hongyang Sealing Co., Ltd. (“Shanghai Hongyang”) and Wuhu Huichi Auto Parts Co., Ltd. (“Wuhu Huichi”), two unrelated parties of RLSP and the Company. We revised to disclose requisite information of Xinsen Group’s customers in below paragraphs of our Amendment No. 3.

1-1. Under the heading “We have a high concentration of sales with one major customer…..ended June 30, 2022.” on page 22.

1-2. Concentration risk of Note 2, under the heading “Major customer” on page F-9.

●	Customer B: Shanghai Xinsen Import & Expert Co., Ltd (Shangai Xinsen”), a related party that sells RLSP’s products to Shanghai Hongyang Sealing Co., Ltd. (“Shanghai Hongyang”) and Wuhu Huichi Auto Parts Co., Ltd. (“Wuhu Huichi”), two unrelated parties of RLSP and the Company, and certified first-tier suppliers of Auto Manufacturers.

1-3. Under “Sales under Indirect Supply Model” of “Note 8 – Related Party Transactions” on page F-15.

2). During the six months ended June 30, 2022, we had $4,707,037 sales to Shanghai Xinsen (including VAT tax), among which $3,557,186 was collected. Since the end of year 2021, Shanghai Xinsen received some payments from their customers in the form of bank notes with expiration period between three to six months. However, RLSP does not accept bank notes as payments, we agreed to temporarily extend the payment terms to four months from two months after negotiated with Shanghai Xinsen.

●	Disclose the nature of eGT New Energy Automotive Co’s related party relationship to the company.

In response to your comment:

eGT New Energy Automotive Co., Ltd. (“eGT” or “Customer A”) is currently our sole customer under our direct supply model, which is not a related party to the Company or RLSP. We have revised “Note 8 – Related Party Transactions” to remove the “Direct Supply Model” from this section.

SEC

Rubber Leaf Inc

September 29, 2022

General

9.	Please disclose whether and how your business segments, products, lines of service, projects or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or delayed projects;
●	experience labor shortages that impact your business;
●	experience cybersecurity attacks in your supply chain;
●	experience higher costs due to constrained capacity or increased commodity prices, shipping costs or challenges sourcing materials;
●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

In response to your comment, we have added requisite disclosures under the heading “Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.” on page 16 and under the heading “Risks related to disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products” on page 5.

10.	Please consider disclosing, where applicable, the risks that recent inflation may have on your financial condition or results of operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

In response to your comment, we have added requisite disclosures under the heading “Inflation in the PRC could adversely impact our financial conditions and results of operations.” on page 16 and under the heading “Risks related to inflation in the PRC could adversely impact our financial condition and results of operations.” on page 5.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc
cc/ Mr. Wang, CFO